UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name: Diamond Portfolio Investment Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
Telephone Number (including area code): (800) 527-9525
Name and address of agent for service of process:
Frank Trice
c/o Commonwealth Shareholder Services, Inc.
8730 Stony Point Parkway
Suite 205
Richmond, Virginia 23235
Copies to:

John H. Lively	Thomas M. Weary
Blackwell Sanders LLP	Diamond Portfolio Advisors, LLC
4801 Main Street, Suite 1000	10940 Wilshire Blvd. Suite 600
Kansas City, Missouri 64112	Los Angeles, California 90024
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☑     NO ☐

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Kansas City and the State of Missouri on the 25th day of September, 2007.

Diamond Portfolio Investment Trust
By:	/s/ John H. Lively
John H. Lively, Initial Trustee

Attest:	/s/ Schawn Lemon

Schawn Lemon